Exhibit 99.1

Matters discussed in this presentation may constitute forward-looking statements. The forward-looking statements contained in this presentation reflect our views as of the date of this presentation about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. Some of the key factors that could cause actual results to differ from our expectations include our plans to develop and potentially commercialize our product candidates; our planned clinical trials and preclinical studies for our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and market acceptance of our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; and our ability to identify and in-license additional product candidates. For further information regarding these risks, uncertainties and other factors that could cause our actual results to differ from our expectations, you should read our Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 9, 2018 and our other filings it makes with the Securities and Exchange Commission from time to time. We expressly disclaim any obligation to update or revise the information herein, including the forward-looking statements, except as required by law. Please also note that this presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities. This presentation concerns products that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration. It is currently limited by federal law to investigational use, and no representation is made as to its safety or effectiveness for the purposes for which it is being investigated. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Strategic Focus:
Large populations with high unmet medical need & limited competition

Age 15+	Age 15 - Age 49	Age 50+
Adolescent & Young Adult Gynecology	**ObsEva Focus**	Menopause
Oral Contraception Anti-Infectives Pregnancy Supplements	Uterine Fibroids Endometriosis Infertility- ART Preterm Labor Preeclampsia	Menopause Symptoms Hormone Replacement Therapy Osteoporosis
OTC / Generics		**Generics / Innovation by Big Pharma**

OBSEVA 3

Unique mix of clinical and operational experience provides in-depth understanding of patient & physician needs Ernest Loumaye, MD, PhD, OB/GYN CEO and Co-founder Tim Adams CFO Jean-Pierre Gotteland, PhD CSO Elke Bestel, MD CMO Ben T.G. Tan, MSc VP Commercial & BD A team of 35+ based in Geneva and Boston, with successful experience in world-wide development and commercialization of women health products ObsEva is listed on The NASDAQ Global Select Market and trades under the ticker symbol “OBSV”

Robust late-stage pipeline for women's reproductive health & pregnancy

PRODUCT CANDIDATE	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	STATUS & NEXT MILESTONE	COMMERCIAL RIGHTS
OBE2109* Oral GnRH receptor antagonist	Endometriosis: EDELWEISS ** (through Phase 2)				US/EU Phase 2b **Data mid-2018**	Worldwide ex-Asia
	Uterine Fibroids: PRIMROSE1 & 2 (through Phase 3)				US/EU Phase 3 Primary Endpoint **Data 2H 2019**	
NOLASIBAN Oral oxytocin receptor antagonist	IVF: IMPLANT2 EU *** (through Phase 3)				EU Phase 3 **Live birth 4Q 2018**	Worldwide
	IVF: IMPLANT3 US (through Phase 2)				US Phase 3 **Initiation 4Q 2018**	
OBE022 Oral $PGF_{2\alpha}$ receptor antagonist	Preterm Labor: PROLONG (through Phase 1)				EU Phase 2a **Interim Data Late 2018**	Worldwide

* Kissei developing for Asia

** Patient recruitment completed

*** Week10 pregnancy, primary endpoint met in Feb 2018

OBSEVA 5

2017 Accomplishments and 2018-19 Expected Milestones     Milestone Timing OBE2109 (Endometriosis): Completed EDELWEISS trial EU/US patient enrollment4Q2017ïƒ¼ NOLASIBAN (IVF): Completed IMPLANT2 trial recruitment 3Q2017ïƒ¼ OBE022 (Preterm labor): Initiate Phase 2a PROLONG proof-of-concept clinical trial 4Q2017ïƒ¼ NOLASIBAN (IVF): IMPLANT2 Phase 3 primary endpoint data 1Q2018ïƒ¼ OBE2109 (Endometriosis): Phase 2b EDELWEISS 12 week primary endpoint data (pain)Mid-2018 NOLASIBAN (IVF): Live birth rate (LBR) results from IMPLANT2 trial4Q 2018 NOLASIBAN (IVF): Initiation of IMPLANT3 Trial in the U.S.4Q2018 OBE2109(Endometriosis): Phase 2b EDELWEISS 24 week BMD safety results4Q2018 OBE2109(Uterine Fibroids): Enrollment completion in Phase 3 PRIMROSE 1 and 2 trials4Q2018 OBE022 (Preterm labor): Phase 2a PROLONG interim dataLate 2018 OBE2109(Endometriosis): Initiation of Phase 3 Clinical Trial ProgramLate 2018/early 2019 NOLASIBAN (IVF): 6 month baby follow-up from IMPLANT2 trial2Q2019 OBE2109(Uterine Fibroids): Phase 3 PRIMROSE 1 and 2 , 24 week primary endpoint data2H 2019 US Phase 3 IMPLANT3 primary endpoint data (Ongoing Clinical Pregnancy 10 weeks)4Q2019 NOLASIBAN (IVF): Target EU MAA regulatory submission2H 2019

2017 Accomplishments and 2018-19 Expected Milestones                     Milestone                 Timing     OBE2109 (Endometriosis): Completed EDELWEISS trial EU/US patient enrollment                 4Q 2017    NOLASIBAN (IVF): Completed IMPLANT2 trial recruitment                 3Q 2017    OBE022 (Preterm labor): Initiate Phase 2a PROLONG proof-of-concept clinical trial     4Q 2017    NOLASIBAN (IVF): IMPLANT2 Phase 3 primary endpoint data                 1Q 2018    OBE2109 (Endometriosis): Phase 2b EDELWEISS 12 week primary endpoint data (pain)     Mid-2018    NOLASIBAN (IVF): Live birth rate (LBR) results from IMPLANT2 trial                 4Q 2018    NOLASIBAN (IVF): Initiation of IMPLANT3 Trial in the U.S.                 4Q 2018    OBE2109 (Endometriosis): Phase 2b EDELWEISS 24 week BMD safety results                 4Q 2018    OBE2109 (Uterine Fibroids): Enrollment completion in Phase 3 PRIMROSE 1 and 2 trials 4Q 2018    OBE022 (Preterm labor): Phase 2a PROLONG interim data                 Late 2018 OBE2109 (Endometriosis): Initiation of Phase 3 Clinical Trial Program                 Late 2018/early 2019 NOLASIBAN (IVF): 6 month baby follow-up from IMPLANT2 trial                 2Q 2019    OBE2109 (Uterine Fibroids): Phase 3 PRIMROSE 1 and 2 , 24 week primary endpoint data 2H 2019    US Phase 3 IMPLANT3 primary endpoint data (Ongoing Clinical Pregnancy 10 weeks)                 4Q 2019    NOLASIBAN (IVF): Target EU MAA regulatory submission                 2H 2019

OBE2109 for Endometriosis and Uterine Fibroids

OBE2109: Potential best-in-class, oral, GnRH receptor antagonist

OBE2109 AT-A-GLANCE

- GnRH Receptor Antagonist
- OBE2109 (KLH-2109)
- Licensed from Kissei (WW rights, excludes Asia)
- IP Protection* to 2036 (COM 2032)
- **> 1400 female subjects exposed to date**

OBE2109 INDICATIONS

- **Uterine Fibroids**
  - Symptoms: **Heavy menstrual bleeding** and abdominal pain
  - Primary goal is to reduce/eliminate bleeding
- **Endometriosis**
  - Symptoms: **pain** and infertility
  - Primary goal is to alleviate pain

Landscape

Standard of Care:
Lupron, oral contraceptives, surgery

Esmya/Fibristal®
SPRM approved in EU/Canada for uterine fibroids, U.S. NDA submitted

Elagolix
(AbbVie/Neurocrine) in Phase 3 Development for fibroids, U.S. NDA submitted for endometriosis

Relugolix
(Myovant/Takeda) in Phase 3 Development

* Including PTA/PTE (Patent Term Adjustment / Patent Term Extension)

OBSEVA 9

Unmet medical need in endometriosis & uterine fibroids therapy LARGE U.S. MARKET SIZE Uterine Fibroids 4 MILLION WOMEN diagnosed and treated annually ~200K Surgeries (Hysterectomy) Annually Endometriosis 2.5 MILLION WOMEN diagnosed and treated annually Seeking to unlock Another 2.5 MILLION Undiagnosed due to non-specific symptoms and invasive laparoscopy OLDER, SUBOPTIMAL EXISTING TREATMENTS LUPRON® INJECTIONS cause flares, initial worsening of symptoms, no titration possible, prolonged and variable reversibility time ORAL CONTRACEPTIVE and progestin, only partially effective, safety risks SURGICAL INTERVENTIONS costly, invasive, side effects

GnRH antagonist MoA: Finding a balance between level of estradiol suppression, associated symptoms, and BMD protection



p (ESSS)=0
p (ESSS)=4 or more
Lumbar spine BMD
BMD (% change from baseline)
ESSS (fraction of patients)
E2 (pg/ml)
0
−1
−2
−3
−4
0.4
0.3
0.2
0.1
0
10
20
30
40
50
60
70
80
90
High dose GnRH antagonist & add-back
Moderate dose GnRH antagonist & no add-back

BMD: Bone mineral density
ESSS: Endometriosis symptom severity score

- Estradiol measured at 1-2 months after treatment initiation was shown to be a reliable predictor of 6-month BMD change.
- Estradiol range between 20 and 60 pg/mL targets optimal treatment of endometrial pain while minimizing BMD effects.
- This treatment approach will require use of add-back hormone replacement therapy only as needed.

Integrated Pharmacometrics and Systems Pharmacology Model-Based Analyses to Guide GnRH Receptor Modulator Development for Management of Endometriosis Riggs MM et al. 2012 CPT: Pharmacometrics & Systems Pharmacology 1, e11.

OBSEVA 11

OBE2109 suppressed estradiol levels to the target range and reduced endometriosis-related pelvic pain severity across the three Phase 2 clinical trials (no add back)

KLH1202 TRIAL: % OF PATIENTS AT VARIOUS ESTRADIOL LEVELS IN KLH1202 TRIAL AT WEEK 12



≥ 60 pg/mL
≥ 20 pg/mL and < 60 pg/mL
< 20 pg/mL
Percentage
100
90
80
70
60
50
40
30
20
10
0
Placebo
OBE2109 50 mg
OBE2109 100 mg
OBE2109 200 mg

KLH1202 TRIAL: AVERAGE CHANGE IN SEVERITY OF PELVIC PAIN OVER TIME (MENSTRUAL AND NON-MENSTRUAL PAIN COMBINED)



OBE2109 50 mg
OBE2109 100 mg
OBE2109 200 mg
Placebo
Δ Average Severity of Pelvic Pain
0
-0.5
-1
Pretreatment
Week 4
Week 8
Week 12
Post-treatment (Week 4)
Time (Weeks)
p < 0.05*
p < 0.01**
p < 0.001***
Two sample t -test vs Placebo

OBSEVA 12

OBE2109 Phase 2b clinical trial (EDELWEISS) in endometriosis patients Primary endpoint: VRS pain score responder rate 8–14 weeks LEAD-IN 12 weeks Placebo 50 mg daily 75 mg daily 100 mg daily 200 mg daily 75 mg daily* Mid 2018 Key secondary endpoint: BMD 12 weeks 50 mg daily 75 mg daily 100 mg daily 200 mg daily * Titrated dose 50–100 mg 24 weeks FOLLOW-UP Optional extension 6 m + 6m f-up * Titration after 12 weeks based on E2 serum level at weeks 4 and 8 Target enrollment of 330 patients • ~70 sites in US (>50% of patients) • 15 sites in EU Recruitment completed November 2017

OBE2109 reduced menstrual bleeding and uterine volume in uterine fibroids (no add back) KLH1202 TRIAL: % OF DAYS WITH BLEEDING DURING 12-WEEK    TREATMENT PERIOD KLH1202 TRIAL: TIME TO NO BLEEDING FOR UTERINE    FIBROIDS PATIENTS KLH1202 TRIAL: CHANGE IN UTERINE VOLUME OVER TIME 50.0 (%) 40.0 Bleeding 30.0 with 28.98 Days 24.18 of 20.0 13.63 * Percentage 10.0 7.99 0.0 Placebo OBE2109 50 mg OBE2109 100 mg OBE2109 200mg p < 0.01 * Two sample t-test (vs Placebo) 100 90 80 (%) 70 estimate 60 Meier 50 40 an -Kapl 30 20 10 0 0 28 56 84 112 Time (Days) OBE2109 50 mg OBE2109 100 mg OBE2109 200 mg Placebo Censor 100 Mean±SEM OBE2109 50 mg OBE2109 100 mg OBE2109 200 mg Placebo volume 50 uterine 0 in ** * ** *** *** ** ** Percentage *** -50 *** Î” *** p < 0.05 * p < 0.01 ** p < 0.001 *** vs Placebo -100 Pretreatment Week 1 Week 4 Week 8 Week 12 Post-treatment (Week 4) Time (Weeks)

OBE2109 Phase 3 clinical trials (PRIMROSE) in uterine fibroid patients


Primary endpoint:
Responder-HMB Reduction
2H:19
8–14 weeks
24 weeks
28 weeks
24 weeks
16-OBE2109-008
100% US sites
n = 100
n = 100
n = 100
n = 100
n = 100
Screening
Placebo + placebo add-back
100mg + placebo add-back
100 mg + add-back
200 mg + placebo add-back
200 mg + add-back
Placebo + placebo add-back
200mg + add-back
100mg + placebo add-back
100 mg + add-back
200 mg + add-back
200 mg + add-back
24w follow-up
16-OBE2109-009
70% Europe
30% US sites
n = 100
n = 100
n = 100
n = 100
n = 100
Screening
Placebo + placebo add-back
100mg + placebo add-back
100 mg + add-back
200 mg + placebo add-back
200 mg + add-back
200mg + add-back
100mg + placebo add-back
100 mg + add-back
200 mg + add-back
200 mg + add-back
24w follow-up

IND granted in April 2017

Currently recruiting • Aiming at supporting the registration of two regimens of administration

15

OBE2109 potential Best in Class GnRH antagonist

OBE2109 potential best in class based upon PK/PD profile

	OBE2109	ELAGOLIX*	RELUGOLIX*
Half-Life	14-15 hours	2-6 hours	37-42 hours
Bioavailability	> 80%	30 – 50 %	11%
Active transport limiting absorption (P-gP)	No	Inhibitor & Saturable substrate	Substrate
Volume of distribution *(unadjusted for bioavailability)*	11 L	>2,000 L	>20,000 L
Partition into fat	No	Yes	Yes
Food Effect	No	Yes	Yes
CYP3A4 induction (possible adverse impact on ABT)	No	Yes	No

OBSEVA 19

OBE2109 potential best in class based upon dosing options

	OBE2109	ELAGOLIX*	RELUGOLIX*
Endometriosis	Moderate dose without ABT High dose with ABT	Moderate dose without ABT (150mg) High dose with ABT (200mg bid)	High dose with ABT (40mg) same dose 3 months only w/o ABT
Uterine Fibroids	Moderate dose without ABT High dose with ABT	High dose with ABT(300mg bid)	High dose with ABT (40mg) same dose 3 months only w/o ABT
Treatment duration	Placebo control for 12 months	Placebo control for 6/12 months	Placebo control for 6 months

Proprietary and Confidential Material
OBSEVA
17

ABT May Not be Appropriate for All Patients:
Exogenous vs endogenous estrogens

Add-back draw backs

- ✓ Reduced bleeding control (spotting and/or breakthrough bleeding): > 50%
- ✓ Study and post marketing side effects: breast pain (24%)[1], mood, libido, water retention
- ✓ Reduction in anti-fibroid efficacy: approximately 10%
- ✓ Contra-indication (estrogen dependent neoplasia, history/risk of thrombo-embolic disease, liver dysfunction)[1]: 5 %

Data from OBE2109 PK/PD study[3]

OBE2109 Daily Dose	100 mg (n=14)	100 mg (n=14)	100 mg (n=15)	200 mg (n=15)	200 mg (n=15)
Add-Back E2/NETA	-	0.5mg/0.1mg	1mg/0.5mg	-	1mg/0.5mg
Amenorrhea (no bleeding)	86%	21%	53%	87%	33%
Amenorrhea + (spotting only)	93%	57%	93%	100%	60%

Leuprolide Acetate (LA) discontinuation rate (within 6 months) in endometriosis patients[2]

- ✓ LA alone: 59.6%
- ✓ LA + ABT: 37.9% - 40.2%

[1] Activella US FDA label
[2] Soliman A.M. et al., J Manag Care Spec Pharm 2016; 22 (5):573-87
[3] Pohl O. et al., J Clin Endocrinol Metab 2018; 103(2): 497-504

OBSEVA 18

OBE2109 Profile Testing – US Gynecologists prefer a “low dose without ABT” as first line therapy

• Product preference

Qualitative Market Research Quintiles-IMS for ObsEva - October 2017.

30 US Gynecologists took part in this qualitative study.

Neutral scenario

PRODUCT 1:	PRODUCT 2:
1. **High dose** of oral GnRH antagonist **with mandatory add-back (as the only option)**	1. **High dose** of oral GnRH antagonist **with mandatory add-back** **OR** 2. **Low dose** of oral GnRH antagonist **without add-back**
[2 out of 30 respondents]	[28 out of 30 respondents]





7% respondents preferred Product 1	93% respondents preferred Product 2
Reasons	**Reasons**
• No time to try different dosages in severe patients • Convenient option	• More flexibility with addback therapy

After showing OBE2109

PRODUCT 1:	PRODUCT 2 (OBE2109):
1. **High dose** of oral GnRH antagonist with mandatory add-back **(as the only option)**	1. **OBE2109** oral tablet **200mg** given once per day, **with mandatory add-back** **OR** 2. **OBE2109** oral tablet **75mg** given once per day, **without add-back**
[1 out of 30 respondents]	[29 out of 30 respondents]





3% respondents preferred product 1	97% respondents preferred product 2
Reasons	**Reasons**
• No time to try different dosages in severe patients	• Dose flexibility • Low dose so considered to have lesser side effects

OBE2109 profile testing – Qualitative market research in the USA, October 2017

Base (N) = 30

OBSEVA

19

GnRH antagonist market takeaways 1 Large patient populations at 2.5 – 4+ million for each indication 2 Ample room for multiple market entrants 3 Patients not “one size fits all” – Availability of dosing options preferred by US Gynecologists OBE2109 potential Best in Class: 4 • Once-a-day, no adverse impact of food intake and no metabolic impact on ABT • Availability of two dosing options for both indications (ABT & No ABT) 5 Time to market: AbbVie leading and investing in early market development

NOLASIBAN to Improve IVF Outcomes

NOLASIBAN (OBE001): Oral oxytocin receptor antagonist to improve IVF outcomes NOLASIBAN AT-A-GLANCE Oxytocin Receptor Antagonist Licensed from Merck Serono IP Protection to 2035-2036 (COM 2027 with PTE) NOLASIBAN INDICATIONS In Vitro Fertilization (IVF) Market size: 2.1-2.4 million ART cycles/year globally in 2013* (230K in US in 2015, 800K in Europe in 2014 and 420K in Japan in 2015) ART cycle cost: $8-15K in the US, EUR 2-10K in the EU and $3-6k in Japan Estimated global sales of fertility drugs 2 bn USD** LANDSCAPE Atosiban (Tractocile®) approved ex-US for Preterm labor I.V. peptide No label for IVF use NOLASIBAN: Well-characterized profile, Phase 2 clinical trial completed, EU Phase 3 primary endpoint completed 650 subjects exposed Orally active—Well tolerated tmax at 2h; t1/2= 12h; High bioavailability Single oral 900mg optimal dose * Source: ICMART 2013 estimate; **IMS Health Incorporated estimate as of 2015.

ART: Day 5 ET preferred option Fresh Embryo Transfer (Europe%) ET Day 3 US% 39% 19% ET Day 5 36% 38% rozen Embryo for FET 25% 43% 24

Blocking the oxytocin receptor is a potential target for improving pregnancy & live birth rates in ART


Oxytocin
Oxytocin Receptor
Smooth Muscle Cells
Uterine Arteries
Endometrium Lining
Uterine Contractions
Uterine Blood Flow
Endometrium Receptivity
Increase Clinical Pregnancy and Live Birth Rates

Comparative, randomized trials on the use of Atosiban (IV infusion) prior to ET in ART

Meta-analysis * (Huang et al. 2017)

Clinical Pregnancy Rate (6 studies; n = 1754)

Atosiban	**51.2%**	$p < 0.001$
Control	**40.7%**	

Live Birth Rate (3 studies; n = 1190)

Atosiban	**38.6%**	$p < 0.083$
Control	**30.8%**	

* No of embryos transfered: 1–4

OBSEVA 25

Nolasiban Phase 2 Efficacy Results

As per protocol, all ET were performed on day 3 in the trial

FULL ANALYSIS RESULTS

	PLACEBO	Nolasiban 100 mg	Nolasiban 300 mg	Nolasiban 900 mg	Nolasiban All doses	TREND TEST
Number of subjects	65	62	60	60	182	
Clinical pregnancy rate at 6 weeks after ET day	33.8%	46.8%	35.0%	46.7%	42.9%	p=0.33
Ongoing pregnancy rate at 10 weeks after OPU day	29.2%	43.5%*	35.0%	45.0%*	41.2%	p=0.15
Live birth rate (baby born alive ≥ 24 weeks gestation)	29.2%	40.3%	35.0%	43.3%	39.6%	p=0.20
Relative change in uterine contractions	0.0%	-8.7%	-4.0%	-13.3%**		

*p≤0.10 **p≤0.05, Nolasiban vs Placebo

OBSEVA 26

IMPLANT2 A phase 3, double-blind, placebo-controlled study to assess the safety and efficacy of a single oral administration of nolasiban to improve pregnancy rates following IVF or ICSI in Day 3 and Day 5 Fresh Embryo Transfer cycles.

NOLASIBAN Phase 3 clinical trial protocol (IMPLANT2) 41 fertility centers in 9 European countries Main Study Primary Analysis Follow-Up 10 week 1 month pregnancy rate Not preg. FU 900 mg, n=380 D3 or D5 SCREENING IVF/ICSI ET Placebo, n=380 7–8 months 6 months Preg.* Randomize Preg. FU Neonatal FU n=314 * Estimate Target enrollment of 760 patients • Trial conducted in Europe FPI March 2017 – Recruitment completed August 2017 –Top Line Results February 2018 28 Note: N=760 gives 90% power to show significant difference if the true effect size is 11-12%. It will still show a significant 27 effect if the observed size is about 6-7%.

Results: Demographics and baseline characteristics

		D3		D5		Pooled D3/D5	
Mean (SD)	**Unit**	**Placebo**	**Nolasiban 900 mg**	**Placebo**	**Nolasiban 900 mg**	**Placebo**	**Nolasiban 900 mg**
Number of subjects	n	**194**	**194**	**196**	**194**	**390**	**388**
Age	years	31.4 (3.3)	31.1 (3.2)	31.3 (3.2)	31.1 (3.3)	31.4 (3.2)	31.1 (3.3)
BMI	kg/m^2	23.94 (4.12)	24.11 (4.09)	23.67 (4.46)	23.80 (4.65)	23.80 (4.29)	23.95 (4.38)
Oocytes retrieved	n	9.0 (4.6)	8.6 (4.2)	9.8 (4.1)	10.9 (4.2)	9.4 (4.4)	9.7 (4.3)
Good quality embryos	n	2.7 (2.2)	2.5 (1.9)	2.3 (1.6)	2.7 (2.0)	2.5 (2.0)	2.6 (2.0)
P4 hCG day	nmol/L	2.0 (1.3)	1.8 (1.0)	1.9 (1.0)	1.9 (1.0)	2.0 (1.2)	1.9 (1.0)
P4 ET day	nmol/L	316 (233)	295 (130)	393 (189)	409 (191)	355 (215)	352 (173)

OBSEVA 29

Results: Efficacy Primary endpoint: Pooled D3 and D5      Pooled D3and D5 Nolasiban PlaceboIncreasep 900 mg n390388 Ongoing pregnancyrateat28.5%35.6%7.1%0.031 10 weeks Absolute 7.1% increase compared to placebo Relative 25% increase compared to placebo

Results: Efficacy
Secondary endpoints: Individual D3 and D5

	D3				D5			
	Placebo	Nolasiban 900 mg	Delta	p	Placebo	Nolasiban 900 mg	Delta	p
n	194	194			196	194		
Ongoing pregnancy rate at 10 weeks	22.2%	25.3%	3.1%	0.477	34.7%	45.9%	11.2%	0.034 *
Clinical pregnancy rate at 6 weeks	22.7%	27.3%	4.6%	0.290	35.7%	47.4%	11.7%	0.022
Positive pregnancy test at 14 days	33.5%	35.6%	2.1%	0.666	45.9%	54.6%	8.7%	0.112

* Nolasiban increases the relative ongoing pregnancy rate by 32% following single embryo transfer at Day5

OBSEVA 31

Results: Safety Summary of Treatment Emergent AEs: no safety concern      ET D3ET D5Pooled D3 / D5 PlaceboNolasiban PlaceboNolasiban PlaceboNolasiban N=195N=193N=196N=194N=391N=387 Parameter SubjectsSubjects Subjects Subjects Subjects Subjects n(%)n(%)n(%)n(%)n(%)n(%) Any TEAE44 (23)34 (18)55 (28)51 (26)99(25)85(22) TEAE related to IMP02 (1)*02 (1)**04 (1) Serious TEAE2 (1)2 (1)7 (4)2 (1)9 (2)4 (1) Serious TEAE related to IMP000000 Fatal TEAE000000 Preliminary note:—Congenital malformation: Placebo: 1; Nolasiban: 1—Ectopic pregnancy: Placebo: 4; Nolasiban: 1 TEAE related to IMP (all mild): * Feeling hot; Urticaria    ** Dizziness; Headache

Conclusions: Nolasiban has the potential to increase clinical pregnancy rate w/o increasing multiple pregnancy rate • Nolasiban significantly increased ongoing pregnancy rate at 10 weeks: Pooled D3/D5 (primary): Placebo 28.5%, Nolasiban 35.6%, p=0.03 (7.1% absolute increase, 25% relative increase). • The largest increase in ongoing pregnancy rate was seen with D5 ET, Placebo 34.7%, Nolasiban 45.9%, p=0.03 (11.2% absolute increase, 32% relative increase). • Nolasiban very well tolerated with a safety profile not different from placebo. • Potential of nolasiban primarily as an agent to increase IVF efficacy, but also to increase the safety of IVF by supporting SET, hence dramatically reducing multiple pregnancies (from 25 -40% to â‰^ 5%). • As Standard of Care increasingly moves to D5 ET, US IMPLANT3 trial will focus on D5 ET.

OBE022 for Preterm Labor

OBE022: Potential first-in-class, oral and selective PGF2α receptor antagonist for preterm labor (PTL)

OBE022 AT-A-GLANCE

- Prostaglandin F2α (FP) receptor antagonist
- Licensed from Merck Serono
- IP Protection through 2037
  - (COM 2037 with PTE)

OBE022 INDICATIONS

- Preterm labor (GA 24-34 week)
  - Incidence: USA: 500,000; EU: 500,000; Asia: 6,900,000*
  - Economic burden for premature infants: ~$26 billion in the U.S. ($16.9 billion in infant medical care)

COMPETITION

No drug approved for acute use in the US; atosiban used in the EU;

Progesterone indicated for prevention in a sub-population in the US

Phase 1 & DDI clinical trials completed

- Oral administration
- Favorable preclinical study outcomes

* *WHO 'Born Too Soon: The Global Action Report on Preterm Birth' 2012)*

OBSEVA 34

Blocking PGF2α receptor has potential to treat PTL with improved safety over NSAIDs


Phospholipids
ArachidonicAcid
Indomethacin
PGHS-1/2 = COX1/2
PGH2
PGE2
PGF2α
EP1
EP3
EP2
EP4
FP
UTERUS:
CONTRACT
RELAX
CONTRACT

kidney, brain, vascular smooth muscle

Vasoconstriction of ductus arteriosus, renal and mesenteric arteries
Platelet aggregation inhibition


'Inflammation'
Prostaglandins
Cytokines
Chemokines
RUPTURE
CONTRACT
DILATE


Phospholipids
ArachidonicAcid
PGHS-1/2 = COX1/2
PGH2
OBE022
PGE2
PGF2α
EP1
EP3
EP2
EP4
FP
UTERUS:
CONTRACT
RELAX
CONTRACT

PGF2α contracts the myometrium and PGF2α metabolites rise in amniotic fluid before and during labor

PGF2α upregulates enzymes causing cervix dilatation and membrane rupture

OBSEVA 35

PROLONG Ph2a Study (Parts A and B)



Preliminary safety
& PK analysis
Final Part A
Main analysis
Main study end
End of Infant FU
IDMC
Part A
24-month Infant FU
8 patients
Open-label: Atosiban + OBE022
Final Part B
Main analysis
IDMC
IDMC
IDMC
Part B
Dosing for 7d
Maternal + neonatal FU
24-month Infant FU
60 patients
+
up to 60 patients
Double-blind: Atosiban + OBE022 vs Atosiban + PLACEBO

OBSEVA 36

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